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FEB 17 2012 SECUR

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67195

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2011___ AND ENDING ___12/31/2011___

   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESL INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

225 CHESTNUT STREET

(No. and Street)

ROCHESTER	NY	14604-2424
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEO IACOBELLI   585-336-1321

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BONADIO & CO., LLP

(Name – *if individual, state last, first, middle name*)

171 SULLY'S TRAIL	PITTSFORD	NY	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ LEO IACOBELLI _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ ESL INVESTMENT SERVICES, LLC _____ , as

of _____ DECEMBER 31 _____ , 20 11 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

PRESIDENT/COO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESL INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

Financial Statements
As of December 31, 2011
Together with
Independent Auditors' Report

Bonadio & Co., LLP
Certified Public Accountants

ESL INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

Financial Statements
As of December 31, 2011
Together with
Independent Auditors' Report

Bonadio & Co., LLP
Certified Public Accountants

ESL INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

TABLE OF CONTENTS
DECEMBER 31, 2011

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

February 13, 2012

To the Managing Committee of
ESL Investment Services, LLC.:

We have audited the accompanying statement of financial condition of ESL Investment Services, LLC (a wholly owned subsidiary of ESL Federal Credit Union) as of December 31, 2011, and the related statements of income, ownership equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ESL Investment Services, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bonadio & Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
NYC • PERRY • GENEVA

www.bonadio.com

ESL INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS:
Cash and equivalents	$ 17,047,025
Other assets	7,506
Total current assets	17,054,531
PROPERTY AND EQUIPMENT, net	65,941
	$ 17,120,472

LIABILITIES AND OWNERSHIP EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$ 383,085
Total liabilities	383,085

OWNERSHIP EQUITY:
Capital	1,500,000
Retained earnings	15,237,387
Total ownership equity	16,737,387
	$ 17,120,472

The accompanying notes are an integral part of these statements.

ESL INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

COMMISSION REVENUE	$ 5,495,798
OPERATING EXPENSES:	
Salaries, commissions and benefits	2,990,396
Professional and outside services	274,480
General and administrative	228,447
Occupancy	76,272
Marketing and promotion	43,715
Depreciation	21,349
Total operating expenses	3,634,659
OPERATING INCOME	1,861,139
OTHER INCOME (EXPENSE):	
Interest income	908
Other expense	(11,025)
Total other expense, net	(10,117)
NET INCOME	$ 1,851,022

The accompanying notes are an integral part of these statements.

2

ESL INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF OWNERSHIP EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Retained Earnings	Capital	Total
Balance - December 31, 2010	$ 13,386,365	$ 1,500,000	$ 14,886,365
Net income	1,851,022	-	1,851,022
Balance - December 31, 2011	$ 15,237,387	$ 1,500,000	$ 16,737,387

The accompanying notes are an integral part of these statements.

ESL INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income	$	1,851,022
Adjustments to reconcile net income to		
net cash flow from operating activities:		
Depreciation		21,349
Changes in:		
Other assets		66,369
Accounts payable and accrued expenses		137,161
Net cash flow from operating activities		2,075,901
NET CHANGE IN CASH AND EQUIVALENTS		2,075,901
CASH AND EQUIVALENTS - beginning of year		14,971,124
CASH AND EQUIVALENTS - end of year	$	17,047,025

The accompanying notes are an integral part of these statements.

ESL INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. THE ORGANIZATION

ESL Investment Services, LLC (the Company) is a limited-purpose securities broker-dealer, registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of ESL Federal Credit Union (the Credit Union or the Parent). The Company was originally incorporated in 1996 with operations beginning on January 1, 1997. The Company was established by the Credit Union to serve as an investment services company to sell annuity contracts, mutual funds and other securities primarily to Credit Union members.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. It operates under the provisions of subparagraph (k) (2) (i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, is accordingly, exempt from the operating provisions of that rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Equivalents
Cash and equivalents include deposits with the Credit Union, and other highly liquid investments that are readily convertible to cash. Amounts due from these financial institutions exceeded federally insured limits on December 31, 2011. The Company has not experienced any losses related to cash and equivalents, and believes it is not exposed to any significant credit risk with respect to these balances.

Property and Equipment
Property and equipment are stated at cost and depreciated over useful lives ranging from three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the period of the lease or the estimated life of the property, whichever is shorter.

Commission Revenue
Commission revenue relates primarily to the sale of annuities, mutual funds, and other security products. These products are offered to members through LPL Financial, an unaffiliated entity and a registered broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. Revenues are recorded on a settlement date basis which does not differ materially from a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its sole member, Parent, to be taxed at the member level. The Parent is a federally chartered credit union with the National Credit Union Administration, and as such, is not subject to taxes under state or federal laws. The Company's position that it has complied with the requirements to be an LLC is a tax position. At December 31, 2011, management has determined that the Company has no uncertain tax positions.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2011:

Computer equipment	$	98,702
Leasehold improvements		24,133
		122,835
Less: Accumulated depreciation		(56,894)
	$	65,941

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The components of accounts payable and accrued expenses consisted of the following at December 31, 2011:

Accrued salaries and benefits	$	327,105
Other		55,980
	$	383,085

5. PENSION AND OTHER POSTEMPLOYMENT BENEFITS PLAN

The Credit Union has a noncontributory defined-benefit retirement plan (the Plan) covering substantially all of its and the Company's employees. The benefits are based on years of service and average compensation prior to retirement. The Credit Union will make future contributions to the Plan, as necessary, based on the recommendations of its actuaries and within the requirements of ERISA. The Credit Union allocates a portion of the annual expense to the Company based on headcount. For the year ended December 31, 2011, the Company recognized pension costs of $39,587.

5. PENSION AND OTHER POSTEMPLOYMENT BENEFITS PLAN (Continued)

The Company provides certain medical, healthcare and life insurance benefits to qualifying retirees under a Credit Union benefit plan. These benefits are paid from a trust that was funded with the maximum funding allowed under ERISA. The Credit Union does not expect to make a contribution to the plan during 2012. The Credit Union allocates a portion of the annual expense of the plan to the Company based on headcount. For the year ended December 31, 2011, the Company was allocated a benefit of $605.

6. RELATED PARTY TRANSACTIONS

Pursuant to agreements between the parties, the Company is charged by the Parent for certain expense allocations, including professional and administrative services as well as customer referrals provided by the Credit Union of $85,018 and the cost of office and branch space of $76,272 for the year ended December 31, 2011.

The Company's qualifying personnel are covered under defined contribution medical, dental and workmen's compensation insurance plans sponsored by the Credit Union. The Credit Union allocates a portion of expense under these plans to the Company based on headcount and compensation. For the year ended December 31, 2011, the Company was allocated cost of $ 208,482.

At December 31, 2011, the Company had cash balances with the Credit Union in the amount of $16,571,192.

7. OFF-BALANCE SHEET RISK AND CONCENTRTAION OF CREDIT RISK

As discussed in Note 2, the Company's customers' securities transactions are executed by LPL Financial. This other broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

8. NET CAPITAL REQUIRMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $432,333 and $25,539, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.89 to 1.

No material difference exists between the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement from the audit report with the firm's corresponding computations submitted in its most recent unaudited Part IIA filing.

ESL INVESTMENT SERVICES, LLC   Schedule I
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE
DECEMBER 31, 2011

Total ownership equity from statement of financial condition	$ 16,737,387
Less - non-allowable assets:	
Cash and cash equivalents	16,231,607
Property and equipment, net	65,941
Other assets	7,506
Total non-allowable assets	16,305,054
Net capital before haircuts on securities	432,333
Haircuts on money market funds	-
Net capital	$ 432,333
Aggregate indebtedness:	
Total liabilities	$ 383,085
Computation of basic net capital requirement	
Minimum net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 25,539
Net capital in excess of minimum requirement	$ 406,794
Ratio of aggregate indebtedness to net capital	0.89 to 1

There are no material differences between the preceding computation and the Company's
corresponding unaudited part II A of Form X-17A-5 as of December 31, 2011.

The accompanying notes are an integral part of this schedule.

8

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 13, 2012

To the Managing Committee of
    ESL Investment Services, LLC.:

In planning and performing our audit of the financial statements of ESL Investment Services, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
NYC • PERRY • GENEVA

www.bonadio.com

(Continued)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
(Continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Committee and management of the Company, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co., LLP

10

ESL INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

Independent Accountants' Report
On Applying Agreed-Upon Procedures

Bonadio & Co., LLP
Certified Public Accountants

ESL INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of ESL Federal Credit Union)

Independent Accountants' Report
On Applying Agreed-Upon Procedures

Bonadio & Co., LLP
Certified Public Accountants

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

February 13, 2012

To the Managing Committee
ESL Investment Services, LLC.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below, with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by ESL Investment Services, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Bonadio & Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
NYC • PERRY • GENEVA

www.bonadio.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067195
ESL INVESTMENT SERVICES, LLC
225 CHESTNUT STREET
ROCHESTER, NY 14604-2424

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2) $ _____ 635

B. Less payment made with SIPC-6 filed (exclude interest)   (_____ 307)
07/28/2011
     Date Paid

C. Less prior overpayment applied   (_____)

D. Assessment balance due or (overpayment)   _____ 328

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

F. Total assessment balance and interest due (or overpayment carried forward) $ _____ 328

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ _____ 328

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ESL INVESTMENT SERVICES, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 13ᵗʰ day of February , 20 12.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1 , 20 11
and ending DEC 31 , 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,485,682

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.   11,025

         Total additions   11,025

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   5,238,423

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   4,231

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

         Enter the greater of line (i) or (ii)

         Total deductions   5,242,654

2d. SIPC Net Operating Revenues $ 254,053

2e. General Assessment @ .0025 $ 635

         (to page 1, line 2.A.)